Exhibit 12.1
FEDERAL HOME LOAN BANK OF TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings:
Income Before Assessments	$117,787	$132,267	$122,572	$97,759	$45,701
Total Fixed Charges	203,136	225,292	275,103	315,561	380,135
Capitalized Interest	—	—	—	—	—
Total Earnings	$320,923	$357,559	$397,675	$413,320	$425,836

Fixed Charges:
Interest Expense[1]	$203,136	$225,292	$275,103	$315,561	$380,135
Capitalized Interest	—	—	—	—	—
Estimated Interest Attributable to Rental Expense [2]	—	—	—	—	—
Total Fixed Charges	$203,136	$225,292	$275,103	$315,561	$380,135

Earnings to Fixed Charges Ratio	1.58	1.59	1.45	1.31	1.12

[1]
For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.